SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission File Number: <>
COMMUNITY SHORES BANK 401(K) PLAN
COMMUNITY SHORES BANK CORPORATION
1030 W. NORTON AVENUE
MUSKEGON, MICHIGAN 49441
(231) 780-1800

COMMUNITY SHORES BANK 401(k) PLAN

PAGE

Report of Independent Registered Public Accounting Firm	1

Financial Statements for the Years Ended December 31, 2008 and 2007
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9

Supplementary Information as of December 31, 2008
Form 5500 Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11-13
EX-23
EX-32.1
EX-32.2

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Plan Administrator and Participants
Community Shores Bank 401(k) Plan
1030 W. Norton Avenue
Muskegon, Michigan 49441
We have audited the accompanying statements of net assets available for benefits of Community Shores Bank 401(k) Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Community Shores Bank 401(k) Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2008 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

REHMANN ROBSON, P.C.

Grand Rapids, Michigan
June 26, 2009

COMMUNITY SHORES BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007
ASSETS
Investments at fair value
Pooled separate accounts	$1,549,900	$1,920,388
Community Shores Bank Corporation common stock	90,006	198,674
Guaranteed investment contract	4,328	3,267
Participant loans	5,593	7,075

Total investments at fair value	1,649,827	2,129,404

Cash	30	2,473

Total assets (equal to net assets available for benefits)	$1,649,857	$2,131,877

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2008	2007
(Reductions) additions to net assets attributed to Investment loss
Net (depreciation) appreciation in aggregate fair value of investments in:
Pooled separate accounts	$(605,116)	$160,593
Community Shores Bank Corporation common stock	(162,871)	(289,768)
Interest and dividends	444	783

Total investment loss	(767,543)	(128,392)

Contributions
Participant	254,872	231,637
Employer	143,271	128,788

Total contributions	398,143	360,425

Total (reductions) additions	(369,400)	232,033

Deductions from net assets attributed to
Benefits paid to participants	96,147	497,139
Administrative expenses	16,473	17,433

Total deductions	112,620	514,572

Net decrease	(482,020)	(282,539)

Net assets available for benefits
Beginning of year	2,131,877	2,414,416

End of year	$1,649,857	$2,131,877

The accompanying notes are an integral part of these financial statements.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Community Shores Bank (the “Bank” or “Sponsor”) 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan
General
The Plan is a defined contribution plan covering all employees of the Bank who have six months of service and are 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants may contribute annual compensation, as defined in the Plan, up to a maximum allowed by the Internal Revenue Code. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank may, at the discretion of its Board of Directors, make a matching contribution to the Plan on behalf of each participant. The matching formula is 100% of the first 3% of the compensation contributed and 50% of the next 3%, with a maximum contribution of 4.50%. Participants direct the investment of contributions into various investment options offered by the Plan. In addition to Community Shores Bank Corporation common stock, the Plan currently offers one-hundred and forty-six pooled separate accounts, of which fifty-six were invested in as of December 31, 2008, and a guaranteed investment contract with John Hancock Life Insurance Company (“John Hancock”) as investment options for participants. Contributions to the Plan are subject to certain limitations.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s matching contribution (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in employee deferral and employer matching contributions plus earnings thereon.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of 50% of the participants elective contributions account balance. Additionally, to be non-taxable, the loan cannot exceed $50,000 reduced by the participant’s highest outstanding loan balance during the 12 months immediately preceding the loan disbursement date. Loan terms range from 1 to 5 years, or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest based upon the prime rate at the time of the loan. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits
On termination of service due to death, disability, retirement, or other reasons, a participant or his or her beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s account.
Administrative Expenses
The Plan’s administrative expenses, including salaries, accounting, recordkeeping, and legal, are paid by the Bank and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Trustee and custodial service fees related to John Hancock are paid by the Plan. Fees for common stock transactions through Northwestern Mutual Investment Services, LLC, the custodian of the common stock, are allocated to the accounts of those participants electing this investment option.
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in pooled separate accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation or as an addition to net depreciation in fair value of investments for such investments.
New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures regarding the fair value measurements. SFAS No. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements. There was no material impact to the Plan’s financial statements upon adoption of SFAS No. 157.
Payment of Benefits
Benefits are recorded when paid.
2.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2008	2007
Pooled separate accounts:
John Hancock Lifestyle Balanced	$392,464	$472,593
John Hancock Lifestyle Growth	114,223	181,623
John Hancock Lifestyle Moderate	—	117,201
Money Market Fund	282,047	224,376
John Hancock Lifestyle Conservative	87,904	—

Community Shores Bank Corporation common stock	90,006	198,674
3.	FAIR VALUE MEASUREMENTS

SFAS No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under SFAS No. 157 are described as follows:

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Pooled Separate Accounts: These investments are valued using the net asset value (“NAV”) of units held by the Plan at year end as provided by John Hancock. The NAV is based on the fair value of the underlying assets owned by the fund, net of the investment management fee. The investment management fee is deducted prior to setting the daily unit value.

Common Stock: Community Shores Bank Corporation common stock is valued at the closing price reported in the Nasdaq Stock Market in which the individual securities are traded.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Pooled separate accounts	$—	$1,549,900	$—	$1,549,900
Common stocks	90,006	—	—	90,006
Guaranteed investment contract	—	4,328	—	4,328
Participant loans	—	—	5,593	5,593

Total assets at fair value	$90,006	$1,554,228	$5,593	$1,649,827

The table below sets forth a summary of change in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$7,075
Issuances and settlements, net	(1,482)

Balance, end of year	$5,593

4.	RELATED PARTY TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain Plan investments are pooled separate accounts and an investment contract managed by John Hancock. John Hancock is the custodian of the Plan and, therefore, these transactions qualify as party-in-interest. Professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to John Hancock and amounted to $15,083 and $15,785 for 2008 and 2007, respectively.

The Bank is a wholly owned subsidiary of Community Shores Bank Corporation, and, accordingly, the Plan’s investment in Community Shores Bank Corporation common stock as of December 31, 2008 and 2007, represents a party-in-interest transaction. The 45,003 and 34,552 shares of Community Shores Bank Corporation common stock held by the Plan as of December 31, 2008 and 2007, respectively, represent approximately 3.1% and 2.4% of the Company’s outstanding shares as of each of those dates.

COMMUNITY SHORES BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
5.	INCOME TAX STATUS

The Bank’s Board of Directors adopted the Prototype Non-Standardized Profit Sharing Plan with Cash or Deferred Arrangement (“CODA”). The Plan document has received an opinion letter from the Internal Revenue Service dated October 14, 2008, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	RISKS AND UNCERTAINTIES

The Plan provides for various investment options in the Company’s common stock, a guaranteed investment contract, and in pooled separate accounts with underlying assets consisting of any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
* * * * *

SUPPLEMENTARY INFORMATION

COMMUNITY SHORES BANK 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
PLAN #001
EIN 38-3438092

		(c) Description of
	(b) Identity of	Investment Including
	Issue, Borrower,	Maturity Date, Rate of		(e)
	Lessor, or	Interest, Collateral, Par or		Current
(a)	Similar Party	Maturity Value		Value
	Pooled separate accounts
*	JH Lifestyle Balanced	2,591	units	$392,464
*	Money Market Fund	21,619	units	282,047
*	JH Lifestyle Growth	550	units	114,223
*	JH Lifestyle Conservative	596	units	87,904
*	JH PIMCO Total Return	4,631	units	82,444
*	JH Energy	973	units	58,000
*	JH Lifestyle Moderate	404	units	50,592
*	T. Rowe Price Science & Technology	1,907	units	43,549
*	JH MFS Utilities	2,715	units	38,869
*	American Balanced Fund	1,921	units	32,947
*	JH Davis New York Venture	1,518	units	29,716
*	500 Index Fund	59	units	29,610
*	Total Stock Market Index Fund	3,003	units	27,646
*	JH Franklin Balance Sheet	374	units	24,767
*	The Growth Fund of America	1,048	units	24,120
*	JH Lifestyle Aggressive	106	units	22,231
*	JH T. Rowe Price Blue Chip	671	units	20,387
*	JH BlackRock Large Value	1,128	units	16,239
*	JH T. Rowe Price Small Cap Val	452	units	15,610
*	JH Oppenheimer Developing Market	488	units	14,402
*	Natural Resources Fund	521	units	14,343
*	JH Short-Term Federal	630	units	12,257
*	Columbia Value & Reconstruction	381	units	12,257
*	Washington Mutual Investors	402	units	10,794
*	Investment Company of America	370	units	10,031
*	EuroPacific Growth Fund	249	units	9,252
*	JH PIMCO Global Bond	528	units	6,789
*	Intl Equity Index Fund	590	units	6,379
*	T. Rowe Price Spectrum Inc	259	units	6,322
*	JH LM Partners Glb High Yield	343	units	6,208
*	US High Yield Bond Fund	472	units	5,483
*	Small Cap Growth Index	401	units	4,797
*	Oppenheimer Intl Bond	737	units	4,593
(Continued)

COMMUNITY SHORES BANK 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
PLAN #001
EIN 38-3438092

		(c) Description of
	(b) Identity of	Investment Including
	Issue, Borrower,	Maturity Date, Rate of		(e)
	Lessor, or	Interest, Collateral, Par or		Current
(a)	Similar Party	Maturity Value		Value
	Pooled separate accounts
*	Total Return Fund	204	units	$4,334
*	JH Mutual Discovery	83	units	4,277
*	International Value Fund	216	units	3,052
*	Lifecycle 2020	420	units	3,017
*	JH American Century Vista	88	units	2,228
*	JH Allianz RCM Tech Fund	82	units	2,227
*	Lifecycle 2045	265	units	1,809
*	Intl Small Cap Fund	92	units	1,426
*	JH T. Rowe Price Equity Inc	51	units	1,347
*	JH Templeton World	53	units	1,332
*	JH Lord Abbett Mid Cap Value	73	units	1,317
*	Keeley Small Cap Value	73	units	1,190
*	JH Domini Social Equity	40	units	998
*	Optimized All Cap Fund	76	units	998
*	JH DWS RREEF Real Estate	13	units	916
*	Lifecycle 2015	91	units	677
*	JH Mutual Beacon	6	units	454
*	JH Oppenheimer Global	17	units	450
*	Global Allocation Fund	34	units	328
*	JH PIMCO Real Return	5	units	74
*	All Cap Value Fund	5	units	70
*	Mid Cap Stock Fund	4	units	54
*	Mid Cap Index Fund	4	units	53

	Total pooled separate accounts			$1,549,900

COMMUNITY SHORES BANK 401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
PLAN #001
EIN 38-3438092

		(c) Description of
	(b) Identity of	Investment Including
	Issue, Borrower,	Maturity Date, Rate of	(e)
	Lessor, or	Interest, Collateral, Par or	Current
(a)	Similar Party	Maturity Value	Value
*	Common stock
	Community Shores Bank Corporation	45,003 shares of common stock	$90,006

*	Guaranteed investment contract	Guaranteed Interest Account
	John Hancock	4,328 units, annual interest rate of 2.60%	4,328

*	Participant loans	Loans, maturating in 1 to 10 years, annual interest rate 4.50% to 8.25%, secured by – participant account balances	5,593

	Total investments		$1,649,827

(a)	An asterisk in this column identifies a person known to be a party-in-interest.

Exhibits:

EXHIBIT NO.	EXHIBIT DESCRIPTION

23	Independent Auditors’ Consent.

32.1	Certification of chief executive officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of chief financial officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMUNITY SHORES BANK 401(K) PLAN
Date: June 29, 2009	/s/ Tracey A. Welsh
Tracey A. Welsh
Trustee